Exhibit 99.2

September 21, 2017

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that the audit of our Custom Pharmaceutical Services (CPS) facility, Technology Development Centre (TDC-1) at Miyapur, Hyderabad, Telangana, by the USFDA has been completed today with zero observations.

This is for your information.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar

Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)